Exhibit 23.5

Comments for US readers on Canada-United States Reporting Differences for Blockade Systems Corp. (“Blockade”)

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 2 to the consolidated financial statements as at September 30, 2003 and for the year then ended. Our report to the shareholders dated December 10, 2003 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

Toronto, Canada	/s/ Ernst & Young LLP
March 29, 2005	Chartered Accountants